                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (AMENDMENT NO. 1)

                    Under the Securities Exchange Act of 1934

                          OPTICARE HEALTH SYSTEMS, INC.

                                (Name of Issuer)

                     Common Stock, par value $.001 per share

                         (Title of Class of Securities)

                                   68386P 10 5

                                 (CUSIP Number)

                             William A. Blaskiewicz
                             Chief Financial Officer
                          OptiCare Health Systems, Inc.
                               87 Grandview Avenue
                               Waterbury, CT 06708
                                 (203) 596-2236

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                January 25, 2002

             (Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (Sections) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D

------------------------                           -----------------------------
CUSIP NO. 68386P 10 5                                    Page  2  of  10  Pages
                                                             -----  ------
------------------------                           -----------------------------

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Dean J. Yimoyines, M.D.
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(E)                                                    [ ]
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
--------------------------------------------------------------------------------
                         7    SOLE VOTING POWER

                              125,000
  NUMBER OF           ----------------------------------------------------------
   SHARES                8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                    4,117,478
    EACH              ----------------------------------------------------------
  REPORTING              9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                      125,000
                      ----------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              4,117,478
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,242,478
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      9.3%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
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                                  SCHEDULE 13D

------------------------                           -----------------------------
CUSIP NO. 68386P 10 5                                    Page  3  of  10  Pages
                                                             -----  ------
------------------------                           -----------------------------
--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Linda Yimoyines
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(E)                                                    [ ]
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
--------------------------------------------------------------------------------
                         7    SOLE VOTING POWER

                              4,117,478
  NUMBER OF           ----------------------------------------------------------
   SHARES                8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                    125,000
    EACH              ----------------------------------------------------------
  REPORTING              9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                      4,117,478
                      ----------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              125,000
--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,242,478
--------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]
--------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.3%
--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

The Schedule 13D filed August 23, 2001 (the "Schedule 13D") filed by Dean J. Yimoyines, M.D. and Linda Yimoyines in connection with the shares of common stock, par value $.001 per share, of OptiCare Health Systems, Inc., a Delaware corporation, formerly known as Saratoga Resources, Inc., is hereby amended by this Amendment No. 1 to the Schedule 13D.

Information contained in this statement is as of the date hereof, unless otherwise expressly provided herein.

Item 1. Security and Issuer.

     (i) Name and Issuer: OptiCare Health Systems, Inc., a Delaware corporation formerly known as Saratoga Resources, Inc. (hereinafter referred to as the "Company" or "Issuer").

     (ii) Address of the Principal Executive Offices of Issuer: 87 Grandview Avenue, Waterbury, CT 06708.

     (iii) Title of Class of Equity Securities to which this Statement relates:

               (a)  Common Stock, par value $.001 per share (the "Common
                    Stock").

               (b) Series B 12.5% Voting Cumulative Convertible Participating Preferred Stock, par value $.001 per share (the "Series B Preferred Stock")

Item 2. Identity and Background.

     (a)-(c) This statement is being filed on behalf of Dean J. Yimoyines ("Dean") and Linda Yimoyines ("Linda" and collectively, with Dean, the "Reporting Persons").

               Dean's principal employment is as Chairman of the Board of Directors, President and Chief Executive Officer of the Company. Linda is not presently employed. The business address and principal office of Dean is 87 Grandview Avenue, Waterbury, CT 06708. The address and principal office of Linda is 87 Grandview Avenue, Waterbury, CT 06708.

     (d)(e) During the last five years, none of the Reporting Persons (i) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)       Dean and Linda are citizens of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

     On January 5, 2001, Linda provided, from her personal funds and as part of the Bridge Loan (as hereinafter defined), a loan to the Company in the principal amount of $50,000. In exchange for such loan, Dean acquired a warrant to purchase 50,000 shares of Common Stock at an exercise price of $.40 per share and, on the same date, assigned such warrant to Linda.

     In January, 2001, Dean assigned to Linda (i) options to purchase 286,450 shares of Common Stock at an exercise price of $2.56 per share which are presently exercisable and (ii) options to purchase 325,000 shares of Common Stock at an exercise price of $5.85 per share of which 162,500 options are presently exercisable.

     Pursuant to a Restructure Agreement, dated as of December 17, 2001, among the Company, Palisade Concentrated Equity Partnership, L.P. ("Palisade") and Dean, as amended (the "Restructure Agreement"), on January 25, 2002, Linda (i) purchased 285,714 shares of Series B Preferred Stock, immediately convertible into 2,857,140 shares of Common Stock, for an aggregate cash purchase price of $400,000 (ii) received an additional 38,646.3 shares of Series B Preferred Stock, immediately convertible into 386,463 shares of Common Stock, as payment for the outstanding balance (plus accrued interest) of Linda's participation in the Bridge Loan, and (iii) provided, from her personal funds, a loan in the principal amount of $100,000 to the Company in exchange for a subordinated, secured 10-year promissory note and a warrant to purchase 125,000 shares of Common Stock at an exercise price of $.14 per share.

     On January 4, 2002, the board of directors of the Company granted to Dean options to purchase 500,000 shares of Common Stock at an exercise price of $.15 per share under the Company's 2002 Stock Incentive Plan. Twenty-five percent of such options are exercisable on each of March 31, 2002, January 4, 2003, January 4, 2004, and January 4, 2005.

Item 4. Purpose of Transaction.

     On October 10, 2000 the Company obtained $2.25 million through a secured bridge financing arrangement (the "Bridge Loan") with Alexander Enterprise Holdings Corp. ("Alexander") and entered into an amendment to its credit facility with its senior secured lender, Bank Austria Creditanstalt Corporate Finance Inc. ("Bank Austria"). On January 5, 2001, the Company borrowed an additional $500,000 under the Bridge Loan, including Linda's participation in the principal amount of $50,000.

     On January 4, 2002, the board of directors of the Company granted to Dean options to purchase 500,000 shares of Common Stock under the Company's 2002 Stock Incentive Plan as an inducement to remain an employee of the Company.

     Prior to the closing of the Restructure Agreement and the transactions contemplated thereby on January 25, 2002, the Company had been in default of the terms of its credit facility with Bank Austria since the beginning of 2001 and Bank Austria had accelerated the entire outstanding balance due under such credit facility and threatened the foreclosure of its lien on substantially all of the Company's assets. The outstanding default and acceleration of the amount owed to Bank Austria also triggered the default and acceleration of the Bridge Loan to the Company from Alexander.

     Pursuant to the Restructure Agreement and the transactions contemplated thereby, the Company (i) extinguished its outstanding obligations to Bank Austria, which included past due debt in the principal amount of approximately $29.7 million, plus interest of approximately $2.3 million (ii) satisfied its obligations under the Bridge Loan in the principal sum of $2.75 million plus interest, (iii) increased the authorized number of shares of Common Stock from 50,000,000 to 75,000,00 and created a new class of preferred stock, the Series B Preferred Stock, consisting of 3,500,000 authorized shares, and (iv) continued its business with a new capital structure.

     Dean and Linda participated in the Restructure Agreement and the transactions contemplated thereby at the request of Palisade. The shares of Common Stock, the shares of Series B Preferred Stock, the Options (as hereinafter defined), and the Warrants (as hereinafter defined) held by Linda and Dean have been acquired for investment purposes. Each Reporting Person expects to evaluate on an ongoing basis the Company's financial condition, business operations and prospects, the status of any business combination involving the Company, the market price of the Common Stock and the Series B Preferred Stock, as well as conditions in the securities markets and general economic and industry conditions and other factors. Based on such evaluations and other factors, each Reporting Person will consider alternative courses of action with respect to his or her investment in the Issuer from time to time. Such alternatives may involve the purchase of additional shares of Common Stock or Series B Preferred Stock either pursuant to the Options and the Warrants, private acquisitions or in the open market, or the sale of all or a portion of the Common Stock, the Series B Preferred Stock, the Options, or the Warrants held by the Reporting Persons in private transactions to one or more purchasers or in the open market.

     Except as set forth above, the Reporting Persons have no plans or proposals as a result of ownership which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of the Instructions to Schedule 13D.

Item 5. Interest in Securities of the Issuer.

     (a) Dean and Linda may be considered the beneficial owners of (i) 125,000 shares of Common Stock issuable to Dean upon the exercise of currently exercisable options (the "New Options"), (ii) 249,925 shares of Common Stock held by Linda, (iii) 448,950 shares of Common Stock issuable to

               Linda upon the exercise of currently exercisable options (the "Old Options" and together with the New Options, the "Options"),
               (iv) 175,000 shares of Common Stock issuable to Linda upon the exercise of currently exercisable warrants (the "Warrants"), and
               (v) 324,360.3 shares of Series B Preferred Stock held by Linda immediately convertible into 3,243,603 shares of Common Stock. The shares described in this paragraph represent, in the aggregate, 9.3% of the Company's outstanding Common Stock. Dean and Linda are husband and wife.

               The percentage of shares of Common Stock reported beneficially owned in this Schedule 13D (Amendment No. 1) is based upon (i) 12,815,092 shares of Common Stock (adjusted for the theoretical issuance of the shares Dean and Linda are deemed to be the beneficial owner of as a result of the Options) outstanding as disclosed in the Company's Form 10-Q for the period ended September 30, 2001 as filed with the Securities and Exchange Commission (the "SEC"), (ii) the issuance of 324,360.3 shares of Series B Preferred Stock to Linda in connection with the Restructure Agreement as disclosed in the Schedule 14A filed by the Company with the SEC on January 4, 2002, and (iii) the issuance of 2,880,599.5 shares of Series B Preferred Stock to Palisade in connection with the Restructure Agreement as disclosed in the Schedule 14A filed by the Company with the SEC on January 4, 2002. Each share of Series B Preferred Stock is immediately convertible into ten shares of Common Stock and has the current voting power equivalent to the number of shares of Common Stock into which each share of Series B Preferred Stock may be converted.

               Pursuant to Rule 13d-4 of the General Rules and Regulations under the Securities Exchange Act of 1934, each of the Reporting Persons disclaims beneficial ownership of any shares of Common Stock, shares of Series B Preferred Stock, and any securities convertible into shares of Common Stock, held by any of the other Reporting Persons.

     (b) Linda has the sole power to vote and the sole power to dispose of the (i) 249,925 shares of Common Stock, (ii) Old Options and the 448,950 shares of Common Stock issuable upon exercise of the Old Options, (iii) Warrants and the 175,000 shares of Common Stock issuable upon the exercise of the Warrants, and (iv) 324,360.3 shares of Series B Preferred Stock immediately convertible into 3,243,603 shares of Common Stock, that she beneficially owns. Linda, as Dean's wife, may be deemed to share the power to vote and dispose of the Common Stock issuable upon exercise of the New Options held by Dean.

               Dean has the sole power to vote and dispose of the New Options and the 125,000 shares of Common Stock issuable upon exercise of the New Options. Dean, as the husband of Linda, may also be deemed to share the power to vote and dispose of the Common Stock and the Series B Preferred Stock held by Linda and the Common Stock issuable upon exercise of the Warrants, the Old Options, and the Series B Preferred Stock held by Linda.

     (c)       See Items 3 and 4.

     (d) No other person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any other Shares beneficially owned by any Reporting Person.

     (e)       Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

        Except as set forth herein, no contracts, arrangements, understandings or relationships exist with respect to any securities of the Company as between the Reporting Persons and any person or entity.

Item 7. Material to Be Filed as Exhibits

        Exhibit 1 Joint Filing Agreement, dated February 5, 2002, between Dean and Linda

        Exhibit 2 Restructure Agreement, dated December 17, 2001, by and among the Company, Palisade, and Dean

        Exhibit 3 Amendment No. 1 to Restructure Agreement, dated January 5, 2002, by and among the Company, Palisade, and Dean

        Exhibit 4 Amendment No. 2 to Restructure Agreement, dated January 22, 2002, by and among the Company, Palisade, and Dean

        Exhibit 5 Certificate of Designations, Rights and Preferences of the Series B 12.5% Voting Cumulative Convertible Participating Preferred Stock of the Company, filed on January 23, 2002 with the Secretary of State of Delaware

        Exhibit 6     Warrant, dated January 25, 2002, issued to Linda by the
                      Company

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 5, 2002.

                                                 /s/ Dean J. Yimoyines
                                                 -------------------------------
                                                 Dean J. Yimoyines, M.D.


                                                 /s/ Linda Yimoyines
                                                 -------------------------------
                                                 Linda Yimoyines

                                  EXHIBIT INDEX
                                  -------------

Exhibit No.       Exhibit Name
-----------       ------------

(1) Joint Filing Agreement, dated February 5, 2002, between Dean and Linda

(2) Restructure Agreement, dated December 17, 2001, by and between the Company, Palisade, and Dean

(3) Amendment No. 1 to Restructure Agreement, dated January 5, 2002, by and between the Company, Palisade, and Dean

(4) Amendment No. 2 to Restructure Agreement, dated January 22, 2002, by and between the Company, Palisade, and Dean

(5) Certificate of Designations, Rights and Preferences of the Series B 12.5% Voting Cumulative Convertible Participating Preferred Stock of the Company, filed on January 23, 2002 with the Secretary of State of Delaware

(6)               Warrant, dated January 25, 2002, issued to Linda by the
                  Company